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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

MOHAWK INDUSTRIES, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

60819010

(Cusip Number)

Mr. S.H. Sharpe
2001 Antioch Road
Dalton, Georgia 30721
(706) 277-1100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60819010

1.	Name of Reporting Person: Alan S. Lorberbaum		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 251,281

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 251,281

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 251,281

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): .4% [based upon 66,343,930 shares indicated as outstanding as of 11/04/02 as shown on the Form 10-Q for the quarter ended September 28, 2002.]

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 60819010

1.	Name of Reporting Person: Jeffrey S. Lorberbaum		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 10,239,535

		8.	Shared Voting Power: 4,236,885

		9.	Sole Dispositive Power: 10,239,535

		10.	Shared Dispositive Power: 4,236,885

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,476,420

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.8% [based upon 66,343,930 shares indicated as outstanding as of 11/04/02 as shown on the Form 10-Q for the quarter ended September 28, 2002.]

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 60819010

1.	Name of Reporting Person: Mark Lorberbaum		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 26,583

		8.	Shared Voting Power: 4,236,885

		9.	Sole Dispositive Power: 26,583

		10.	Shared Dispositive Power: 4,236,885

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,263,468

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.4% [based upon 66,343,930 shares indicated as outstanding as of 11/04/02 as shown on the Form 10-Q for the quarter ended September 28, 2002.]

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 60819010

1.	Name of Reporting Person: Suzanne L. Helen		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 98,635

		8.	Shared Voting Power: 4,376,885

		9.	Sole Dispositive Power: 98,635

		10.	Shared Dispositive Power: 4,437,885

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,475,520

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.7% [based upon 66,343,930 shares indicated as outstanding as of 11/04/02 as shown on the Form 10-Q for the quarter ended September 28, 2002.]

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 60819010

1.	Name of Reporting Person: The Alan S. Lorberbaum Family Foundation		I.R.S. Identification Nos. of above persons (entities only): 58-6368036

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 251,281

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 251,281

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 251,281

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): .4% [based upon 66,343,930 shares indicated as outstanding as of 11/04/02 as shown on the Form 10-Q for the quarter ended September 28, 2002.]

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 60819010

1.	Name of Reporting Person: Aladdin Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only): 58-2237243

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,900,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 9,900,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,900,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.9% [based upon 66,343,930 shares indicated as outstanding as of 11/04/02 as shown on the Form 10-Q for the quarter ended September 28, 2002.]

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 60819010

1.	Name of Reporting Person: ASL Management Corporation		I.R.S. Identification Nos. of above persons (entities only): 58-2235816

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,900,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 9,900,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,900,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.9% [based upon 66,343,930 shares indicated as outstanding as of 11/04/02 as shown on the Form 10-Q for the quarter ended September 28, 2002.]

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 60819010

1.	Name of Reporting Person: JMS Group Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): 58-2543689

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,985,604

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,985,604

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,985,604

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.0% [based upon 66,343,930 shares indicated as outstanding as of 11/04/02 as shown on the Form 10-Q for the quarter ended September 28, 2002.]

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 60819010

1.	Name of Reporting Person: SJL Management Company, LLC		I.R.S. Identification Nos. of above persons (entities only): 58-2541963

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,985,604

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,985,604

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,985,604

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.0% [based upon 66,343,930 shares indicated as outstanding as of 11/04/02 as shown on the Form 10-Q for the quarter ended September 28, 2002.]

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 60819010

1.	Name of Reporting Person: Cuddy Holdings LP		I.R.S. Identification Nos. of above persons (entities only): 46-0509050

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 140,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 140,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 140,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): .2% [based upon 66,343,930 shares indicated as outstanding as of 11/04/02 as shown on the Form 10-Q for the quarter ended September 28, 2002.]

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 60819010

1.	Name of Reporting Person: Helm Management Corporation		I.R.S. Identification Nos. of above persons (entities only): 75-3088381

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 140,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 140,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 140,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): .2% [based upon 66,343,930 shares indicated as outstanding as of 11/04/02 as shown on the Form 10-Q for the quarter ended September 28, 2002.]

14.	Type of Reporting Person (See Instructions): CO

CUSIP NO. 60819010

AMENDMENT NO. 6 TO SCHEDULE 13D

      This Amendment No. 6 to Schedule 13D is being jointly filed by Alan S. Lorberbaum, Jeffrey S. Lorberbaum, Mark Lorberbaum, Suzanne L. Helen, Aladdin Partners, L.P., ASL Management Corporation, JMS Group Limited Partnership, SJL Management Company, LLC, The Alan S. Lorberbaum Family Foundation Cuddy Holdings LP and Helm Management Corporation, pursuant to a Joint Filing Agreement dated March     , 2003, to amend, in accordance with Rule 101(a)(2)(ii) of Regulation S-T, the Statement on Schedule 13D jointly filed on March 7, 1994, as amended by Amendment No. 1 filed on April 6, 1994, as amended by Amendment No. 2 filed on February 7, 1995, as amended by Amendment No. 3 filed on June 28, 1996, as amended by Amendment No. 4 filed on February 25, 1998 and as amended by Amendment No. 5 filed on January 18, 2002 (Amendment No. 6 and the previous filings on Schedule 13D herein referred to as the “Schedule 13D”). The original filing and Amendment Nos. 1 through 4 were filed by Alan S. Lorberbaum, Shirley Lorberbaum (deceased), Jeffrey S. Lorberbaum, Mark Lorberbaum, Suzanne L. Helen, S.H. Sharpe, Joseph Yarbrough, The Jeffrey Lorberbaum Life Trust, The Mark Lorberbaum Life Trust, The Suzanne L. Helen Life Accumulation Trust, Stephen Sharpe, Lynne Mozley, The Lauren A. Lorberbaum Accumulation Trust, The Brian Lorberbaum Accumulation Trust, The Katherine N. Helen Accumulation Trust, The Jan Erik Helen Accumulation Trust, Barry L. Hoffman, Aladdin Partners, L.P., and ASL Management Corporation pursuant to a joint Filing Agreement dated as of March 7, 1994. Shirley Lorberbaum (deceased), S.H. Sharpe, Joseph Yarbrough, The Jeffrey Lorberbaum Life Trust, The Mark Lorberbaum Life Trust, The Suzanne L. Helen Life Accumulation Trust, Stephen Sharpe, Lynne Mozley, The Lauren A. Lorberbaum Accumulation Trust, The Brian Lorberbaum Accumulation Trust, The Katherine N. Helen Accumulation Trust, The Jan Erik Helen Accumulation Trust and Barry L. Hoffman are no longer considered part of the “group” for reporting on a Schedule 13D.

      Amendment No. 6 to the Schedule 13D is being filed to amend information provided in Item 5 relating to an estate planning transaction by Alan S. Lorberbaum, to amend the number of shares owned by Suzanne L. Helen and to amend share ownership percentages of the reporting persons reflecting the increase in the number of outstanding shares of the issuer. Reference is made to previously filed amendments to the Schedule 13D for information in Items not appearing in this filing as a result of there being no changes in those Items.

Item 1. Security and Issuer.

      This Schedule 13D relates to the common stock, par value $.01 per share (“Common Stock”), of Mohawk Industries, Inc., a Delaware corporation (“Mohawk”). The address of the principal executive offices of Mohawk is Post Office Box 12069, 160 South Industrial Boulevard, Calhoun, Georgia 30703.

Item 2. Identity and Background.

      This statement is being filed by Alan S. Lorberbaum; Jeffrey S. Lorberbaum; Mark Lorberbaum; Suzanne L. Helen; Aladdin Partners, L.P.; ASL Management Corporation; JMS Group Limited Partnership; SJL Management Company, LLC; The Alan S. Lorberbaum Family Foundation; Cuddy Holdings LP and Helm Management Corporation (collectively, the “Reporting Persons”).

CUSIP NO. 60819010

I.	(a)	Alan S. Lorberbaum
	(b)	His business address is: 2001 Antioch Road Dalton, Georgia 30721
	(c)	Retired.
	(f)	Citizen of the United States.

II.	(a)	Jeffrey S. Lorberbaum
	(b)	His business address is: 2001 Antioch Road Dalton, Georgia 30721
	(c)	President and Chief Executive Officer and a Director of Mohawk.
	(f)	Citizen of the United States.

III.	(a)	Mark Lorberbaum
	(b)	His business address is: 2500 S.W. 32nd Street Pembrooke Park, Florida 33023
	(c)	Regional Vice President
	(f)	Citizen of the United States.

IV.	(a)	Suzanne L. Helen
	(b)	Her residential address is: 9605 E. Poundstone Place Greenwood Village, Colorado 80111
	(c)	Chair Person of The Alan S. Lorberbaum Family Foundation.
	(f)	Citizen of the United States.

V.	(a) (b)	Aladdin Partners, L.P. Its business address is: 2001 Antioch Road Dalton, Georgia 30721
	(c)	Not applicable
	(f)	Organized under the laws of the State of Georgia.

VI.	(a)	ASL Management Corporation
	(b)	Its business address is: 2001 Antioch Road Dalton, Georgia 30721
	(c)	Not applicable

CUSIP NO. 60819010

	(f)	Organized under the laws of the State of Georgia.

VII.	(a)	JMS Group Limited Partnership
	(b)	Its business address is: 2001 Antioch Road Dalton, Georgia 30721
	(c)	Not applicable
	(f)	Organized under the laws of the State of Nevada.

VIII.	(a)	SJL Management Company, LLC
	(b)	Its business address is: 2001 Antioch Road Dalton, Georgia 30721
	(c)	Not applicable
	(f)	Organized under the laws of the State of Nevada.

IX.	(a)	The Alan S. Lorberbaum Family Foundation
	(b)	Its business address is: 2001 Antioch Road Dalton, Georgia 30721
	(c)	Not applicable
	(f)	Organized under the laws of the State of Florida.

X.	(a)	Cuddy Holdings LP
	(b)	Its business address is: 814 Young Avenue Chattanooga, Tennessee 37405
	(c)	Not applicable
	(f)	Organized under the laws of the State of Delaware.

XI.	(a)	Helm Management Corporation
	(b)	Its business address is: 814 Young Avenue Chattanooga, Tennessee 37405
	(c)	Not applicable
	(f)	Organized under the laws of the State of Delaware.

Item 5. Interest in Securities of the Issuer.

      Item 5 is amended and supplemented by replacing the information previously filed with the following:

CUSIP NO. 60819010

      (a)  (b) Schedule I hereto sets forth the number of shares of Common Stock owned of record and which may be deemed to be beneficially owned by each of the Reporting Persons, and is incorporated herein by this reference.

      In the aggregate, the Reporting Persons may be deemed beneficially to own 14,601,638 shares of Common Stock, or 22.0% of the 66,343,930 shares reported to be outstanding as of November 4, 2002, as disclosed in Mohawk’s Quarterly Report on Form 10-Q for the period ended September 28, 2002. Each Reporting Person listed in Item 5(a) hereby expressly declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of any of the listed securities, except with respect to shares of Common Stock for which each Reporting Person has sole voting and dispositive power unless otherwise stated herein or that the Reporting Persons are a “group” pursuant to Section 13(d)(3) of the Exchange Act.

      (c)  Item 5(c) is amended and supplemented by the information previously filed under this item with the following:

      (1)  Alan S. Lorberbaum: On December 31, 2002 Alan transferred, as part of an estate planning transaction, 140,000 shares directly held to a newly formed family limited partnership, Cuddy Holdings LP (“Cuddy”). Helm Management Corporation (“Management Corp.”) is the general partner of Cuddy. Jeffrey Lorberbaum is the president of Management Corp., Mark Lorberbaum is the vice-president of Management Corp. and Suzanne Helen is the secretary and treasurer of Management Corp. Alan received in exchange for the 140,000 shares, and other consideration, a 99.9% limited partnership interest in Cuddy. Alan then transferred his 99.9% limited partnership interest in Cuddy to The Lorberbaum Family Perpetual Assets Shield Trust (“Shield Trust”) in exchange for a note from the Shield Trust. The three trustees of the Shield Trust are Jeffrey, Mark and Suzanne. The beneficiaries of the Shield Trust are Jeffrey, Mark and Suzanne and their children. As a result of the estate planning transaction, Alan ceases to have voting or dispositive power over the 140,000 shares.

      (2)  Jeffrey S. Lorberbaum: Jeffrey is the president of Management Corp., the general partner of Cuddy, thereby acquiring shared beneficial ownership over the 140,000 shares held by Cuddy. In addition, Jeffrey’s beneficial ownership has increased since the filing Amendment No. 5 as the result of increase in stock options exercisable within 60 days.

      (3)  Mark Lorberbaum: Mark’s beneficial ownership has increased since the filing Amendment No. 5 as the result of increase in stock options exercisable within 60 days.

      (4)  Suzanne L. Helen: Suzanne holds 98,635 shares of Common Stock directly. This directly owned amount was incorrectly reported in Amendment No. 5 to this Schedule 13D as 80,957 shares. Ms. Helen has had no purchases or sales of Mohawk shares since Amendment No. 5 to this Schedule 13D.

      (5) Cuddy Holdings LP: Cuddy acquired beneficial ownership in 140,000 shares as a result of the transaction described above in the caption Alan S. Lorberbaum.

CUSIP NO. 60819010

      (6)  Helm Management Corporation: Management Corp. is the general partner of Cuddy which acquired beneficial ownership in 140,000 shares as a result of the transaction described above in the caption Alan S. Lorberbaum.

Item 6. Other Arrangements.

      Item 6 is amended and supplemented by replacing the information previously filed under this item with the following:

      The following shares of Mohawk Common Stock have been pledged to secure bank loans or lines of credit: 3,000,000 shares pledged by Aladdin Partners to secure loans made to it and related interests and 60,857 shares pledged by Suzanne L. Helen to secure a loan made to her.

Item 7. Material to be Filed as Exhibits.

      1.     Joint Filing Agreement of Reporting Persons (including powers of attorney)

CUSIP NO. 60819010

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 10, 2003
* /s/ Alan S. Lorberbaum, POA

ALAN S. LORBERBAUM

* /s/ Jeffrey S. Lorberbaum

JEFFREY S. LORBERBAUM

* /s/ Mark Lorberbaum

MARK LORBERBAUM

* /s/ Suzanne L. Helen

SUZANNE L. HELEN

THE ALAN S. LORBERBAUM FAMILY FOUNDATION

* /s/ Suzanne L. Helen

SUZANNE L. HELEN, CHAIR PERSON

CUDDY HOLDINGS LP

By /s/ Jeffrey S. Lorberbaum

HELM MANAGEMENT CORPORATION GENERAL PARTNER JEFFREY S. LORBERBAUM, PRESIDENT OF HELM MANAGEMENT CORPORATION

HELM MANAGEMENT CORPORATION

By /s/ Jeffrey S. Lorberbaum

JEFFREY S. LORBERBAUM, PRESIDENT

CUSIP NO. 60819010

ALADDIN PARTNERS, L.P.

By ASL MANAGEMENT CORPORATION, GENERAL PARTNER

By /s/ Jeffrey S. Lorberbaum

JEFFREY S. LORBERBAUM, CHIEF EXECUTIVE OFFICER

ASL MANAGEMENT CORPORATION

By /s/ Jeffrey S. Lorberbaum

JEFFREY S. LORBERBAUM, CHIEF EXECUTIVE OFFICER

JMS GROUP LIMITED PARTNERSHIP

By SJL MANAGEMENT COMPANY, LLC, GENERAL PARTNER

By /s/ Jeffrey S. Lorberbaum

JEFFREY S. LORBERBAUM, MEMBER

SJL MANAGEMENT COMPANY, LLC

By /s/ Jeffrey S. Lorberbaum

JEFFREY S. LORBERBAUM, MEMBER

*	By	/s/ Jeffrey S. Lorberbaum

Jeffrey S. Lorberbaum, power of attorney

CUSIP NO. 60819010

SCHEDULE I

	Beneficial		Percent of	Sole Voting and		Shared Voting and
Name	Ownership(1)		Outstanding(2)	Dispos. Power		Dispos. Power(3)

Alan S. Lorberbaum	251,281	(4)	0.4%	0		251,281	(4)
Jeffrey Lorberbaum	14,476,420	(5)	21.8%	10,239,535	(6)	4,236,885	(7)
Mark Lorberbaum	4,263,468	(8)	6.4%	26,583	(9)	4,236,885	(7)
Suzanne L. Helen	4,475,520	(10)	6.7%	98,635		4,236,885	(7)
The Alan S. Lorberbaum Family Foundation	251,281		0.4%	251,281		0
Aladdin Partners, L.P.	9,900,000		14.9%	9,900,000		0
ASL Management Corporation	9,900,000	(11)	14.9%	9,900,000	(11)	0
JMS Group Limited Partnership	3,985,604		6.0%	3,985,604		0
SJL Management Company, LLC	3,985,604	(12)	6.0%	3,985,604	(12)	0
Cuddy Holdings LP	140,000		0.2%	140,000		0
Helm Management Corporation	140,000	(13)	0.2%	140,000	(13)	0

CUSIP NO. 60819010

(1)	Shares of Common Stock which may be deemed to be beneficially owned by each Reporting Person. The Reporting Persons disclaim beneficial ownership of certain of these shares, as is more fully set forth in Item 5 of this schedule.

(2)	Based on 66,343,930 shares of Common Stock outstanding as of November 4, 2002 as disclosed in Mohawk’s Quarterly Report on Form 10-Q for the period ended September 28, 2002.

(3)	Shares of Common Stock over which the respective Reporting Person may be deemed to have shared voting and dispositive power.

(4)	Represents shares held by The Alan S. Lorberbaum Family Foundation (the “Foundation”) of which Alan S. Lorberbaum is a trustee and thus may be deemed to share voting and dispositive power with respect to all such shares.

(5)	Includes 9,900,000 shares held by Aladdin Partners, Inc. (the “Aladdin Partners ”). Mr. Jeffrey S. Lorberbaum, as president and majority owner of ASL Management Corporation (“ASL”), the majority general partner of Aladdin Partners, may have sole voting and dispositive power with respect to all such shares. Includes 140,000 shares held by Cuddy Holdings LP (“Cuddy”). Mr. Jeffrey S. Lorberbaum, as president and majority owner of Helm Management Corporation (“Management Corp.”), the majority general partner of Cuddy, may have sole voting and dispositive power with respect to all such shares. Includes 251,281 shares held by the Foundation of which Mr. Jeffrey S. Lorberbaum is a trustee and thus may be deemed to share voting and dispositive power with respect to such shares. Includes 3,985,604 held by JMS Group Limited Partnership (“JMS, L.P.”). Mr. Jeffrey S. Lorberbaum, as a member SJL Management Company, LLC (“SJL, LLC”), the majority general partner of JMS, L.P., may have shared voting and dispositive power with respect to all such shares. Includes 172 shares held by Jeffrey S. Lorberbaum in an employer sponsored 401(k) plan and 89,800 shares issuable upon exercise of employee stock options which are exercisable within 60 days of this report.

(6)	Includes 9,900,000 shares held by Aladdin Partners, 140,000 shares held by Cuddy, which Mr. Jeffrey S. Lorberbaum may have sole voting and dispositive power with respect to all such shares, 172 shares held in an employer sponsored 401(k) plan and 89,800 shares issuable upon exercise of employee stock options which are exercisable within 60 days of this report.

(7)	Includes 3,985,604 held by JMS L.P. of which reporting person is a member of SJL, LLC, general partner, and 251,281 shares held by the Foundation of which reporting person is a trustee and thus may be deemed to share voting and dispositive power with respect to all such shares.

(8)	Includes 3,985,604 held by JMS L.P. of which Mark Lorberbaum is a member of SJL, LLC, the majority general partner of JMS, L.P., and as a result may have shared voting and dispositive power with respect to all such shares. Includes 251,281 shares held by the Foundation of which Mark Lorberbaum is one of the trustees and as a result may have shared voting and dispositive power with respect to all such shares. Includes 23,650 shares subject to employee stock options currently exercisable within 60 days of this report and 2,933

CUSIP NO. 60819010

shares held by Mark Lorberbaum in an employer sponsored 401(k) plan. Does not include 9,900,000 shares held by the Aladdin Partners, of which Mark Lorberbaum is a minority general partner, or the 140,000 shares held by Cuddy, which Mr. Jeffrey S. Lorberbaum may have sole voting and dispositive power with respect to all such shares.

(9)	Includes 23,650 shares subject to employee stock options currently exercisable within 60 days of this report and 2,933 shares held by Mark Lorberbaum in an employer sponsored 401(k) plan.

(10)	Includes 3,985,604 held by JMS L.P. of which Suzanne Helen is a member of SJL, LLC, the majority general partner of JMS, L.P., and as a result may have shared voting and dispositive power with respect to all such shares. Includes 251,281 shares held by the Foundation of which Suzanne Helen is chair person and one of the trustees and as a result may have shared voting and dispositive power with respect to all such shares. Does not include 9,900,000 shares held by the Aladdin Partners, of which Suzanne Helen is a minority general partner, or the 140,000 shares held by Cuddy, which Mr. Jeffrey S. Lorberbaum may have sole voting and dispositive power with respect to all such shares.

(11)	Shares held by the Aladdin Partners. ASL, as the majority general partner of the Aladdin Partners, holds voting and dispositive power with respect to all such shares.

(12)	Shares held by JMS L.P. SJL, LLC, as the general partner of JMS L.P., holds voting and dispositive power with respect to all such shares.

(13)	Shares held by Cuddy. Management Corp., as the general partner of Cuddy, holds voting and dispositive power with respect to all such shares.

Exhibit 1

JOINT FILING AGREEMENT

      This will confirm the agreement by and among all of the undersigned that the Schedule 13D filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock, par value $.01 per share, of Mohawk Industries, Inc. is being filed on behalf of each of the undersigned.

      Furthermore, each of the undersigned does hereby make, constitute and appoint Jeffrey S. Lorberbaum and S.H. Sharpe, or any of them, their true and lawful attorneys-in-fact to execute any and all instruments in his or her name, necessary or advisable to comply with Sections 13(d) of the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission promulgated pursuant thereto, in connection with his or her ownership of Common Stock, and any and all amendments thereto and to file the same with all exhibits thereto and other documents in connection therewith.

      This Agreement may be executed in one or more counterparts by each of the undersigned, and each of which, taken together, shall constitute but one and the same instrument.

Date: March 10, 2003

*/s/ Alan S. Lorberbaum
ALAN S. LORBERBAUM

/s/ Jeffrey S. Lorberbaum
JEFFREY S. LORBERBAUM

/s/ Mark Lorberbaum
MARK LORBERBAUM

/s/ Suzanne L. Helen
SUZANNE L. HELEN

THE ALAN S. LORBERBAUM FAMILY FOUNDATION

By /s/ Suzanne L. Helen

SUZANNE L. HELEN, CHAIR PERSON

ALADDIN PARTNERS, L.P.

By	ASL MANAGEMENT CORPORATION, GENERAL PARTNER

By /s/ Jeffrey S. Lorberbaum

JEFFREY S. LORBERBAUM CHIEF EXECUTIVE OFFICER

ASL MANAGEMENT CORPORATION

By	/s/ Jeffrey S. Lorberbaum

JEFFREY S. LORBERBAUM CHIEF EXECUTIVE OFFICER

JMS GROUP LIMITED PARTNERSHIP

By	SJL MANAGEMENT COMPANY, LLC, GENERAL PARTNER

By /s/ Jeffrey S. Lorberbaum

JEFFREY S. LORBERBAUM, MEMBER

SJL MANAGEMENT COMPANY, LLC

By	/s/ Jeffrey S. Lorberbaum

JEFFREY S. LORBERBAUM, MEMBER

CUDDY HOLDINGS LP

By	HELM MANAGEMENT CORPORATION GENERAL PARTNER

By	/s/ Jeffrey S. Lorberbaum

JEFFREY S. LORBERBAUM, PRESIDENT

HELM MANAGEMENT CORPORATION

By	/s/ Jeffrey S. Lorberbaum

JEFFREY S. LORBERBAUM, PRESIDENT

*	By	/s/ Jeffrey S. Lorberbaum

Jeffrey S. Lorberbaum, power of attorney